Exhibit (12)
CLEARWATER PAPER CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings before income taxes	$40,954	$80,666	$92,488	$16,241	$38,234
Add: Fixed charges	44,256	41,396	40,021	72,407	69,390
Subtract: Capitalized interest	(4,633)	(2,343)	(396)	—	—
Earnings available for fixed charges	$80,577	$119,719	$132,113	$88,648	$107,624
Fixed charges:
Interest expense, net[1]	$31,374	$30,651	$31,182	$63,570	$61,094
Rental expense factor [2]	8,249	8,402	8,443	8,837	8,296
Capitalized interest	4,633	2,343	396	—	—
Total fixed charges	$44,256	$41,396	$40,021	$72,407	$69,390
Ratio of earnings to fixed charges	1.8	2.9	3.3	1.2	1.6

[1]	Interest expense, net for the years ended December 31, 2016, 2014 and 2013 includes debt retirement costs of $0.4 million, $24.4 million and $17.1 million, respectively.

[2]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.
The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and the rental expense factor discussed above.